Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 1998 and Ending December 31, 1998
                       ---------------            -----------------
                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


           Date of Incorporation April 21, 1949. If not Incorporated,
                              Date of Organization

         State or Sovereign Power Under Which Incorporated or Organized
                                State of Alabama
                                ----------------


          Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

      Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                           Senior Vice           241 Ralph McGill Blvd., NE
         W. Dean Hudson    Pres.,Comptroller     Atlanta, Georgia  30308-3374
            (Name)         and Chief                       (Address)
                           Financial Officer
                               (Title)

       Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                                   (Continued)


     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ----------------------------------------------

                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      -------------------------------------                                  --------------             ------

         COMPARATIVE BALANCE SHEET                                             Schedule I               4-5
         -------------------------

            SERVICE COMPANY PROPERTY                                           Schedule II              6-7

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                                   Schedule III             8

            INVESTMENTS                                                        Schedule IV              9

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                                       Schedule V               10

            FUEL STOCK EXPENSES UNDISTRIBUTED                                  Schedule VI              11

            STORES EXPENSE UNDISTRIBUTED                                       Schedule VII             12

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                                          Schedule VIII            13

            MISCELLANEOUS DEFERRED DEBITS                                      Schedule IX              14

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                                    Schedule X               15

            PROPRIETARY CAPITAL                                                Schedule XI              16

            LONG-TERM DEBT                                                     Schedule XII             17

            CURRENT AND ACCRUED LIABILITIES                                    Schedule XIII            18

            NOTES TO FINANCIAL STATEMENTS                                      Schedule XIV             19

         COMPARATIVE INCOME STATEMENT                                          Schedule XV              20
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                                        Account 457              21

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                                       Account 458              22

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                                      Schedule XVI             23

                                                                                                          3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------

                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      -------------------------------------                                  --------------             ------

            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                                Schedule XVII            24-25

            DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920              26

            OUTSIDE SERVICES EMPLOYED                                          Account 923              27

            EMPLOYEE PENSIONS AND BENEFITS                                     Account 926              28

            GENERAL ADVERTISING EXPENSES                                       Account 930.1            29

            MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2            30

            RENTS                                                              Account 931              31

            TAXES OTHER THAN INCOME TAXES                                      Account 408              32

            DONATIONS                                                          Account 426.1            33

            OTHER DEDUCTIONS                                                   Account 426.5            34

            NOTES TO STATEMENT OF INCOME                                       Schedule XVIII           35

            FINANCIAL DATA SCHEDULE                                            Schedule XIX             36

            ORGANIZATION CHART                                                                          37
            ------------------

            METHODS OF ALLOCATION                                                                       38
            ----------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE
            ----------------------------------------
               OF CAPITAL BILLED                                                                        39
            ---------------------

4

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS                                 AS OF DECEMBER 31
-------                       -----------------------                                 --------------------
                                                                                      CURRENT        PRIOR
                                                                                      -------        -----
           SERVICE COMPANY PROPERTY
           ------------------------
    101        Service company property (Schedule II)                                  250,657      209,657
    107        Construction work in progress (Schedule II)                                  98       23,106
                                                                                       -------      -------
                  Total Property                                                       250,755      232,763
                                                                                       -------      -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                              141,287      135,276
                                                                                       -------      -------
                      Net Service Company Property                                     109,468       97,487
                                                                                       -------      -------

           INVESTMENTS
           -----------

    123        Investments in associate companies (Schedule IV)                            -            -
    124        Other investments (Schedule IV)                                           2,354        2,877
                                                                                       -------      -------
                  Total Investments                                                      2,354        2,877
                                                                                       -------      -------

           CURRENT AND ACCRUED ASSETS
           --------------------------

    131        Cash                                                                        -            -
    134        Special deposits                                                            -            -
    135        Working funds                                                                 4            5
    136        Temporary cash investments (Schedule IV)                                  1,100          -
    141        Notes receivable                                                            -            -
    143        Accounts receivable                                                      28,762       41,749
    146        Accounts receivable from associate
                  companies (Schedule V)                                               144,467      155,207
    152        Fuel stock expenses undistributed (Schedule VI)                             -            -
    154        Materials and supplies                                                    2,414        2,116
    163        Stores expense undistributed (Schedule VII)                                 -            -
    165        Prepayments                                                               8,539        4,228
    174        Miscellaneous current and accrued assets
                  (Schedule VIII)                                                           81          -
                                                                                       -------      -------
                      Total Current and Accrued Assets                                 185,367      203,305
                                                                                       -------      -------

           DEFERRED DEBITS
           ---------------

    181        Unamortized debt expense                                                    -            -
    184        Clearing accounts                                                           166          135
    186        Miscellaneous deferred debits (Schedule IX)                              15,306        5,642
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                                -            -
    190        Accumulated deferred income taxes                                           -            -
                                                                                       -------      -------
                      Total Deferred Debits                                             15,472        5,777
                                                                                       -------      -------

                      TOTAL ASSETS AND OTHER DEBITS                                    312,661      309,446
                                                                                       =======      =======




                                                                                        5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                         AS OF DECEMBER 31
-------               -----------------------------------                         ------------------
                                                                                  CURRENT      PRIOR
                                                                                  ------       -----
           PROPRIETARY CAPITAL
           -------------------

    201        Common stock issued (Schedule XI)                                  725             725
    211        Miscellaneous paid-in-capital (Schedule XI)                        150             150
    215        Appropriated retained earnings (Schedule XI)                       -               -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                   -               -
                                                                              -------         -------
                      Total Proprietary Capital                                   875             875
                                                                              -------         -------

           LONG-TERM DEBT
           --------------

    223        Advances from associate companies (Schedule XII)                   -               -
    224        Other long-term debt (Schedule XII)                             33,295          36,021
    225        Unamortized premium on long-term debt                              -               -
    226        Unamortized discount on long-term debt-debit                       -               -
                                                                              -------         -------
                      Total Long-Term Debt                                     33,295          36,021
                                                                              -------         -------

           CURRENT AND ACCRUED LIABILITIES
           -------------------------------

    231        Notes payable                                                    2,726           2,300
    232        Accounts payable                                                68,808          45,478
    233        Notes payable to associated companies
                  (Schedule XIII)                                                 -             6,400
    234        Accounts payable to associate companies
                  (Schedule XIII)                                              32,754          43,384
    236        Taxes accrued                                                    1,103           5,275
    237        Interest accrued                                                   -                 3
    238        Dividends declared                                                 -               -
    241        Tax collections payable                                          1,850          12,903
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                  84,716          81,360
                                                                              -------         -------
                      Total Current and Accrued Liabilities                   191,957         197,103
                                                                              -------         -------

           DEFERRED CREDITS
           ----------------

    253        Other deferred credits                                          86,534          75,447
    255        Accumulated deferred investment tax credits                        -               -
                                                                              -------         -------
                      Total Deferred Credits                                   86,534          75,447
                                                                              -------         -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                      -               -
           ---------------------------------                                  -------         -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                               312,661         309,446
                                                                              =======         =======

6

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE II
                                   -----------

                            SERVICE COMPANY PROPERTY
                            -------------------------

                                 BALANCE AT                                                       BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/      CLOSE OF
      DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES         YEAR
      -----------                --------        ---------        -----------        --------     ---------

SERVICE COMPANY PROPERTY
------------------------

Account
------

301     ORGANIZATION                         -               -                -              -          -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -                -              -          -
304     LAND & LAND RIGHTS                   -               -                -              -          -
305     STRUCTURES AND
        IMPROVEMENTS                      42,165             -                -              -       42,165
306     LEASEHOLD
        IMPROVEMENTS                       7,076           1,836              (57)           -        8,855
307     EQUIPMENT 2/                      83,541          24,274           (6,691)           -      101,124
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  28,159           2,091           (2,179)           -       28,071
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                         803              45              (67)           -          781
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              27,855             -               (276)           -       27,579
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    20,058          23,430           (1,406)           -       42,082
                 -  -                    -------         -------         --------        -------    -------

          SUB-TOTAL                      209,657          51,676          (10,676)           -      250,657
                                         -------         -------         --------        -------    -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                    23,106              98             -           (23,106)        98
                    -                    -------         -------          -------        -------    -------

          TOTAL                          232,763          51,774          (10,676)       (23,106)   250,755
                                         =======         =======         ========        =======    =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

107-1, Adjustment to 1997 CWIP balance which was placed in service December
1998 (included in 1998 additions)





                                                                                                       7
                              SCHEDULE II-CONTINUED
                              ---------------------

                             (Thousands of Dollars)


2/      SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
        COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
        DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                                                                    BALANCE AT
                                                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION                                 ADDITIONS                       YEAR
---------       ----------------------                                 ----------                   -----------
307/02          Research & Laboratory Equip.                                 634                       3,918
307/04          Personal Computer Equip.                                  20,786                      52,352
307/05          Computer Equipment                                            57                      24,337
307/11          Telephone Systems                                          1,892                      10,184
307/12          Telecommunications Equip.                                    905                      10,333
308/01          Furniture & Fixtures                                       1,522                      17,185
308/09          Data Handling Equipment
                  & Miscellaneous                                            569                      10,886
309/08          Autos, Trucks & Trailers                                      45                         781
310/07          Aircraft                                                     -                        27,579
311/10          Software                                                  23,430                      40,411
311/13          Coal Pilot Scale Combustion
                  Facility                                                   -                         1,671
                                                                          ------                     -------

                              TOTAL                                       49,840                     199,637
                                                                          ======                     =======


3/              DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        1. Purchased computer software and software licenses.

        2. Pulverized coal pilot scale combustion facility.

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

       107-1., New Equipment Annex Building used to house mechanical and electrical equipment to support the SCS data center.




8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE III
                                  ------------

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                   ------------------------------------------

                                                   ADDITIONS                           OTHER
                                  BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                  BEGINNING           TO                                ADD          CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403       RETIREMENTS        (DEDUCT)1/       YEAR
      -----------                 ----------       ---------       -----------         ---------     --------

Account
-------

301     ORGANIZATION                         -               -               -              -               -

303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -               -              -               -

304     LAND & LAND RIGHTS                   -               -               -              -               -

305     STRUCTURES AND
        IMPROVEMENTS                      26,130           1,713             (87)           -            27,756

306     LEASEHOLD
        IMPROVEMENTS                       2,890             742             (57)           -             3,575

307     EQUIPMENT                         63,598           7,225          (5,944)         2,287          67,166

308     OFFICE FURNITURE
        AND FIXTURES                      20,659           1,731          (2,915)        (2,357)         17,118

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                            698              51             (67)             -             682

310     AIRCRAFT AND
        AIRPORT EQUIPMENT                 10,406           1,091            (276)             -          11,221

311     OTHER SERVICE
        COMPANY PROPERTY                  10,895           3,294            (420)             -          13,769
                                         -------          ------          ------           ------       -------


        TOTAL                            135,276          15,847          (9,766)             (70)      141,287
                                         =======          ======          ======           ======       =======

1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

307/308, Property True-up to correct previous years adjustments and account balances to reflect actual for implementation of new Oracle Fixed Asset System.

                                                                            9
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE IV
                                   -----------

                                   INVESTMENTS
                                   -----------

INSTRUCTIONS:            Complete the following schedule concerning investments.

                         Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                         Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                   BALANCE AT     BALANCE AT
                                                   BEGINNING       CLOSE OF
        DESCRIPTION                                 OF YEAR         YEAR
        -----------                               ----------      ----------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES     -               -

ACCOUNT 124 - OTHER INVESTMENTS

    Employee Merchandise Loans                        7             -
    Employee Energy Loans                         2,079           1,666
    ACE Limited - Reserve                            69              69
    Employee Computer Loans                         722             619
                                                 ------          ------
        Subtotal                                  2,877           2,354

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS            -             1,100
                                                 ------          ------

        TOTAL                                     2,877           3,454
                                                 ======          ======

10
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                      BALANCE AT     BALANCE AT
                                                      BEGINNING       CLOSE OF
        DESCRIPTION                                    OF YEAR         YEAR
        -----------                                   ----------     ----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                 2,430         3,003
    Alabama Power Company                               37,117        38,099
    Georgia Power Company                               64,480        58,587
    Gulf Power Company                                  10,976         7,486
    Mississippi Power Company                           11,235        10,050
    Savannah Electric and Power Company                  6,812         4,992
    Southern Communications Services, Inc.               2,998         2,624
    Southern Company Energy Solutions, Inc.              2,747         2,766
    Southern Electric Generating Company                   617           598
    Southern Electric Railroad Company                     694           254
    Southern Energy, Inc.                                1,649         2,192
    Southern Information Holding Company                     2             2
    Southern Nuclear Operating Company, Inc.            13,253        13,591
    Southern Telecom, Inc.                                 197           223
                                                       -------       -------

        TOTAL                                          155,207       144,467
                                                       =======       =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                   TOTAL
                                                                    PAYMENTS

    The Southern Company                                               1,054
    Alabama Power Company                                            277,662
    Georgia Power Company                                            346,812
    Gulf Power Company                                                42,565
    Mississippi Power Company                                         81,108
    Savannah Electric and Power Company                               57,491
    Southern Communications Services, Inc.                             7,471
    Southern Company Energy Solutions, Inc.                            6,600
    Southern Electric Generating Company                                 200
    Southern Electric Railroad Company                                   -
    Southern Energy, Inc.                                              4,551
    Southern Nuclear Operating Company, Inc.                         119,201
                                                                     -------


The major portion of the above expenses consists of Integrated System Power Pool transactions, transactions relating to the System Pension Plan, transactions relating to the Employee Savings Plan, transactions relating to third party payroll payments, and transactions relating to the Employee Stock Ownership Plan.

        TOTAL PAYMENTS                                               944,715
                                                                     =======

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



                                                                                                   11
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------

                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ---------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


        DESCRIPTION                                                 LABOR             EXPENSES           TOTAL
        -----------                                                 -----              -------            -----

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED                      5,394              3,728            9,122

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                                (1)               -                 (1)
    Alabama Power Company                                           (1,595)            (1,105)          (2,700)
    Georgia Power Company                                           (2,252)            (1,527)          (3,779)
    Gulf Power Company                                                (514)              (352)            (866)
    Mississippi Power Company                                         (489)              (308)            (797)
    Savannah Electric and Power Company                               (197)              (129)            (326)
    Southern Company Energy Solutions Inc.                             (11)                (4)             (15)
    Southern Electric Generating Company                               (96)               (77)            (173)
    Southern Electric Railroad Company                                 -                  -                -
    Southern Energy, Inc.                                             (239)              (226)            (465)
    Southern Nuclear Operating Company, Inc.                           -                  -                -
                                                                    ------             ------           ------

        Subtotal                                                    (5,394)            (3,728)          (9,122)
                                                                    ------             ------           ------

    Nonassociated Companies                                            -                  -                -


        TOTAL                                                            0                   0               0
                                                                    ======              ======          ======


SUMMARY: Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.

12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   -------------------------------------------




INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                            LABOR     EXPENSES      TOTAL
        -----------                            -----     --------      -----

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

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                                                                                                             13
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE VIII
                                  -------------

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:      Provide detail of items in this account.  Items less than
                   $10,000 may be grouped, showing the number of items in each group.

                                                                       BALANCE AT               BALANCE AT
                                                                       BEGINNING                 CLOSE OF
        DESCRIPTION                                                     OF YEAR                    YEAR
        -----------                                                    ----------               ----------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
     Interest Receivable -Temporary Cash Investments                         -                          6

        Accounts Payable Suspense                                            -                         75
                                                                           -----                      ---

          Total                                                              -                         81
                                                                           =====                      ===



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



14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

                                   SCHEDULE IX
                                   -----------

                          MISCELLANEOUS DEFERRED DEBITS
                          -----------------------------

INSTRUCTIONS:      Provide detail of items in this account.  Items less than
                   $10,000 may be grouped, showing the number of items in each class.

                                                                       BALANCE AT                   BALANCE AT
                                                                       BEGINNING                     CLOSE OF
        DESCRIPTION                                                     OF YEAR                       YEAR
        -----------                                                    ----------                   ----------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deferred Payroll Charge                                                 -                         8,181

    Deposit for Georgia Sales and Use Tax                                    26                          25

    Wilsonville Clean-up                                                    156                       1,905

    Executive Stock Option Taxes                                            -                             5

    Retire Capital Items                                                    280                         184

    Unamortized Leasehold - Bldg. 66                                      2,449                       2,146

    Unamortized Leasehold - Bldg. 64                                      1,599                       1,853

    Unamortized Leasehold - Inverness                                       460                         416

    Sundry Delayed Clearance                                                672                         591
                                                                         ------                      ------



    Total                                                                 5,642                      15,306
                                                                         ======                      ======

                                                                           15
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE X
                                   ----------

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
               ---------------------------------------------------

INSTRUCTIONS:    Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

        DESCRIPTION                                                  AMOUNT
        -----------                                                  ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES                                          36,129

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Yates CT-121 Project                                           (30)
        Hammond Wall Fired Project                                     (94)

    Other Government Projects:
        PSDF/Hot Gas Cleanup Project                               (23,201)
        Westinghouse AP600 Design Certification                        (21)
        Liquefaction                                                (2,546)

EPRI Projects:
    GNOCIS Demonstration                                              (112)
    RE&A EPRI Contracts                                               (275)
    Advanced End-Use Technologies                                     (212)
    Engineering EPRI Projects                                         (826)
    EPRI Bulk Trans. System Reliability                               (331)

Associate Companies:
    End-Use Research Projects                                       (1,305)
    Pwr Delivery Researcy-Overhead Transmission                       (608)
    Pwr Delivery Research-Transmission Substations                    (283)
    Pwr Delivery Research-Distribution                                (614)
    Air Quality Studies                                               (138)
    Combustion & Fuel Effects                                         (813)
    Research Administration                                           (468)
    Flue Gas Treatment                                                (366)
    Power Delivery Research                                            (38)
    Advanced End-Use Technology Research                            (1,233)
    Particulate Control Studies                                       (518)
    Advanced Energy Systems                                         (1,371)
    Thermal & Fluid Sciences                                          (662)
    R&D Tech Econ Assessments                                          (64)
                                                                  ---------

TOTAL AMOUNT BILLED/INCURRED                                       (36,129)
                                                                  --------
        TOTAL                                                            0
                                                                  ========

16

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL
                        ---------------------------------
                                           NUMBER OF           PAR OR STATED          OUTSTANDING
ACCOUNT                                     SHARES                VALUE                  CLOSE
NUMBER         CLASS OF STOCK             AUTHORIZED            PER SHARE              OF PERIOD
------         --------------            -----------           --------------         --------------
201              COMMON STOCK                                                         NO. OF SHARES
                  ISSUED                      17,000               50.00              14,500

                                                                                      TOTAL AMOUNT
                                                                                      725

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions that gave
                rise to the reported amounts.

DESCRIPTION                                                                       AMOUNT
-----------                                                                       ------

ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                                          150

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                                         -

TOTAL                                                                              150

INSTRUCTIONS:       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of
                    capital owed or net loss remaining from servicing
                    nonassociates per the General Instructions of the Uniform
                    System of Accounts. For dividends paid during the year in
                    cash or otherwise, provide rate percentage, amount of
                    dividend, date declared and date paid.


                                             BALANCE AT       NET INCOME                        BALANCE AT
                                             BEGINNING            OR            DIVIDENDS         CLOSE
DESCRIPTION                                   OF YEAR           (LOSS)            PAID           OF YEAR
-----------                                  ----------       ----------        --------        ----------
ACCOUNT 216
   UNAPPROPRIATED RETAINED
   EARNINGS                                        -              -                  -                  -

TOTAL                                              -              -                  -                  -


17

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT
                          -----------------------------

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.
               Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                   TERMS OF OBLIG        DATE                               BALANCE AT                           BALANCE AT
                   CLASS & SERIES         OF        INTEREST    AMOUNT      BEGINNING                  1/           CLOSE
NAME OF CREDITOR   OF OBLIGATION        MATURITY     RATE     AUTHORIZED    OF YEAR     ADDITIONS   DEDUCTIONS     OF YEAR
----------------   -------------        --------   -------    ----------   -----------  ---------   ---------     --------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

              NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
CAPITAL LEASE OBLIGATION
Equity Office Properties              02/01/2011     9.25       7,225         5,260            -            245       5,015
Equity Office Properties              02/01/2006    13.00      41,451        30,761            -          2,481      28,280
                                                               ------        ------      ---------       ------      ------
    Subtotal                                                   48,676        36,021            -          2,726      33,295
                                                               ------        ------      ---------       ------      ------
TOTAL                                                          48,676        36,021            -          2,726      33,295
                                                               ======        ======      =========       ======      ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:     Equity Office Properties  - Deductions of $2,726,233.52 transferred to current maturities.



18
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                 BALANCE AT         BALANCE AT
                                                 BEGINNING           CLOSE OF
        DESCRIPTION                               OF YEAR             YEAR
        ------------                             -----------        -----------
 ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                            6,400                 -
                                                    -----             -------
        TOTAL                                       6,400                 -
                                                    =====             =======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                              (74)                  5
    Alabama Power Company                          30,060              22,458
    Georgia Power Company                           8,142               6,185
    Gulf Power Company                              2,676               2,958
    Mississippi Power Company                         367                 151
    Savannah Electric and Power Company               420                 326
    Southern Electric Generating Company              -                   -
    Southern Energy, Inc.                             -                   -
    Southern Communications Services, Inc.            724                 142
    Southern Nuclear Operating Company, Inc.        1,007                 467
    Southern Company Energy Solutions, Inc.            62                  62
                                                   ------              ------
        TOTAL                                      43,384              32,754
                                                   ======              ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                            22,941              26,516
    Vacation Clearing Account                      18,197              17,605
    Accrued Labor & Related Overheads               5,661               7,220
    Employee Group Insurance Premiums                 504                 -
    Early Retirement Benefits                       1,376               1,490
    Productivity Improvement Program               15,597              20,924
    Accumulated Provision for Major Overhaul
        of Aircraft                                   865               1,090
    Supplemental Pensions and Benefits              1,680               1,982
    Department of Energy                               24                 -
    Flex and Save Benefits                          2,969               4,262
    Post Employment Benefits                           66                  66
    Severance Pay                                   4,975               2,589
    Metro Life Advance-Current                        176                 256
    Performance Dividend Plan                         -                   574
    Employee Merchandise Withholding                    9                  19


(Continued on Page 18A)

                                                                          18A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------
                                   (Continued)



                                                BALANCE AT    BALANCE AT
                                                BEGINNING       CLOSE OF
        DESCRIPTION                              OF YEAR         YEAR
        -----------                            -----------     -----------

    Associate Companies - ESP                       4,323              -
    Commitment Fees - Credit Lines                     85              -
    Accrued Bank Fees                                  60              -
    SCS - Employee Savings Plan                     1,475              -
    SCS - U.S. Savings Bonds Withholdings             265              108
    Funds Dist-Holders SE P&L Corp.                    13               13
    Employee Energy/PC Loan W/H                        14              -
    SCS-FLEX Benefits Premiums                         82              -
    Miscellaneous (21 Beginning)(24 Ending)             3                2
                                                   ------           ------


        TOTAL                                      81,360           84,716
                                                   ======           ======

19
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                                  SCHEDULE XIV
                                  -----------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General
        -------

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

        The financial statements are prepared in conformity with generally accepted accounting principles, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents
        -------------------------

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes
        ------------

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization
        -------------------------------------------------------

        Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                            19A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


2.      SERVICE AGREEMENTS
        ------------------

        The Southern Company and each of its operating subsidiaries (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric), Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company), Southern Energy, Inc. (a subsidiary of The Southern Company which develops and manages electricity and other energy related projects worldwide, including domestic energy trading and marketing), Southern Company Energy Solutions, Inc. (a subsidiary of The Southern Company which develops new business opportunities related to energy products and services), Southern Nuclear Operating Company, Inc. (a subsidiary of The Southern Company which provides services to Southern Company's nuclear power plants), Southern Electric Railroad Company (a subsidiary of The Southern Company, which provides railroad services to the operating subsidiaries) and Southern Communications Services, Inc. (Southern LINC; a subsidiary of The Southern Company, which provides digital wireless communications services to the operating subsidiaries and the public in the southeast) have entered into agreements with the Company under which the Company renders the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of operating subsidiaries, power pool operations. The agreements shall be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS
        -------------------

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. In 1998, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 132, Employers' Disclosure about Pensions and Other Post-Retirement Benefits. The measurement date is September 30 for each year.

19B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE XIV
                                  -------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Pension Plans
-------------

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                             Projected Benefit Obligations
                                             -----------------------------
                                                1998               1997
                                             ------------     ------------
        Balance at beginning of year            350,319            329,775
        Service cost                             12,939             11,961
        Interest cost                            25,800             24,728
        Benefits paid                           (13,192)            (9,802)
        Actuarial (gain) loss                    46,535             (6,343)
                                                -------            -------
          Balance at end of year                422,401            350,319
                                                =======            =======


                                                       Plan Assets
                                              -----------------------------
                                                1998               1997
                                              -----------     -------------

        Balance at beginning of year            557,333            479,484
        Actual return on plan assets              3,052             75,118
        Employer contributions                      -                  -
        Benefits paid                           (13,192)            (9,802)
        Receivables/Payables due to
          transfers                              44,832             12,533
                                               --------           --------
            Balance at end of year              592,025            557,333
                                               ========           ========


The accrued pension costs recognized in the Balance Sheets are as follows:

                                                1998               1997
                                              ----------      -------------

        Funded status                           169,624            207,014
        Unrecognized transition obligation       10,093)           (11,379)
        Unrecognized prior service cost          11,454             12,324
        Unrecognized net gain                  (167,269)          (210,194)
        Fourth quarter contributions                -                  -
                                               --------           --------
          Prepaid asset recognized in the
            Balance Sheet                        3,716              (2,235)
                                               ========           =========

                                                                           19C


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         ----------------

                             (Thousands of Dollars)

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                         ------------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Components of the plan's net periodic cost were as follows:

                                                 1998                1997
                                              ----------          ----------

        Service cost                             12,939               11,961
        Interest cost                            25,800               24,728
        Expected return on plan assets          (38,676)             (36,024)
        Recognized net gain                      (5,599)              (5,266)
        Net amortization                           (415)                (415)
                                                -------              -------
          Net pension income                     (5,951)              (5,016)
                                                =======              =======

Post-retirement Benefits
------------------------

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                      Projected Benefit
                                               -----------------------------
                                                 1998                1997
                                               ----------         ----------

        Balance at beginning of year             85,163               74,456
        Service cost                              2,085                1,954
        Interest cost                             6,252                6,049
        Benefits paid                            (2,428)              (1,980)
        Actuarial loss                           10,682                4,684
                                                -------              -------
          Balance at end of year                101,754               85,163
                                                =======              =======

                                                         Plan Assets
                                               -----------------------------
                                                 1998                 1997
                                               ---------          ----------

        Balance at beginning of year             22,154               18,674
        Actual return on plan assets                132                3,480
        Employer contributions                    2,428                1,980
        Benefits paid                            (2,428)              (1,980)
                                                -------              -------
          Balance at end of year                 22,286               22,154
                                                =======              =======

The accrued post-retirement costs recognized in the Balance Sheets are as follows:

                                                 1998                1997
                                              ----------          ------------

        Funded status                           (79,468)             (63,009)
        Unrecognized transition obligation        5,765                6,170
        Unrecognized prior service cost             (17)                 (18)
        Unrecognized net gain                    17,424                5,335
        Fourth quarter contributions                363                  640
                                                -------              -------
        Accrued liability recognized in the
          Balance Sheet                         (55,933)             (50,882)
                                                =======              =======

19D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:

                                                   1998            1997
                                                ----------      ----------

        Service cost                               2,085            1,954
        Interest cost                              6,252            6,049
        Expected return on plan assets            (1,654)          (1,487)
        Recognized net gain                          115              225
        Net amortization                             404              403
                                                 -------          -------
          Net post-retirement cost                 7,202            7,144
                                                 =======          =======


The weighted average rates assumed in the actuarial calculations for both the pension plans and post-retirement benefits were:

                                              1998         1997
                                              ----         ----

        Discount                              6.75%        7.50%
        Annual salary increase                4.25%        5.00%
        Long-term return on plan assets       8.50%        8.50%


        An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 8.30 percent for 1998 decreasing gradually to 4.75 percent through the year 2005 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 1998 as follows:

                                           1 Percent        1 Percent
                                            Increase         Decrease
                                           ---------        ----------

        Benefit obligation                     5,862          (5,205)
        Service and interest costs               505            (441)


Work Force Reduction Programs
-----------------------------

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $2 million, $7 million, and $20 million for 1998, 1997, and 1996, respectively. These costs were charged to expense.

                                                                            19E

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      OPERATING LEASES
        ----------------

        The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $65,769,000 and $49,931,000 in 1998 and 1997, respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1998 were as follows:

                                (In Thousands)
                                --------------
            1999                        48,430
            2000                        33,614
            2001                        18,508
            2002                        11,528
            2003                        11,464
            Thereafter                  31,809
                                       -------
              Total                    155,353
                                       ========

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER
        ----------------------------------------

        Details of long-term debt and notes payable - other at December 31 are as follows:
                                                  1998             1997
                                                  ----             ----
                                                     (In Thousands)
        Long-term debt
        --------------

           Capitalized lease obligations:
               9 1/4% building lease             5,260               5,484
               13% building lease               30,761              32,837
                                               -------             -------

                                                36,021              38,321
                                               -------             -------

               Less Current Maturities          (2,726)             (2,300)
                                               -------             -------

                                                33,295              36,021
                                               -------             -------

           Total long-term debt                 33,295              36,021
                                               =======             =======

19F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The Southern Company has guaranteed the payment of the above notes and the rental payments relating to the 13% building lease.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 1998 are as follows:

                            (In Thousands)

               1999                         2,726
               2000                         3,211
               2001                         3,761
               2002                         4,386
               2003                         5,097
               Thereafter                  16,840
                                           ------
                 Total                     36,021
                                           ======

        Assets acquired under capital leases are recorded in the Company's balance sheets as structures and improvements. The net book value of assets acquired under capitalized leases was approximately $13,114,000 and $14,866,000 at December 31, 1998 and 1997, respectively.

        Financial Instruments
        ---------------------

        The Company did not have financial instruments, in either 1997 or 1998, which require disclosure in accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments."

6.      PURCHASE COMMITMENTS
        --------------------

        The Company has various purchase commitments. At December 31, 1998, total capital expenditures are budgeted to be approximately $65,644,000 in 1999.



                                                                                     20


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE XV
                                   -----------

                               STATEMENT OF INCOME
                               -------------------


ACCOUNT             DESCRIPTION                             CURRENT YEAR         PRIOR YEAR
-------             -----------                             -------------        ----------

             INCOME
             ------

   457          Services rendered to associate companies         709,127           581,403
   458          Services rendered to nonassociate
                    companies                                     35,515            32,098
   421          Miscellaneous income or loss                       8,339            (7,359)
                                                                 -------           -------

                       Total Income                              752,981           606,142
                                                                 -------           -------

             EXPENSE
             -------

   920          Salaries and wages                               262,950           225,502
   921          Office supplies and expenses                     104,037            82,958
   922          Administrative expense transferred-
                    credit                                           -                 -
   923          Outside services employed                        192,241           135,379
   924          Property insurance                                   725               774
   925          Injuries and damages                                  81               119
   926          Employee pensions and benefits                    22,830            23,161
   928          Regulatory commission expense                        143               588
   930.1        General advertising expenses                         -                 -
   930.2        Miscellaneous general expenses                    33,212            19,540
   931          Rents  65,769                                     49,931
   932          Maintenance of structures and
                    equipment                                     31,897            27,766
   403          Depreciation and amortization expense             15,847            16,471
   408          Taxes other than income taxes                     17,006            16,076
   409          Income taxes                                          46               108
   410          Provision for deferred income taxes                  -                 -
   411          Provision for deferred income taxes -
                    credit                                           -                 -
   411.5        Investment tax credit                                -                 -
   426.1        Donations                                          1,344             1,314
   426.5        Other deductions                                     -                 -
   427          Interest on long-term debt                         3,737             5,462
   430          Interest on debt to associate companies              683               788
   431          Other interest expense                               433               205
                                                                 -------           -------

                       Total Expense                             752,981           606,142
                                                                 -------           -------

                       Net Income                                    -                 -
                                                                 =======           =======





21
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                               -------------------

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                         DIRECT        INDIRECT       COMPENSAT'N        TOTAL
                                         COSTS         COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY                CHARGED       CHARGED        OF CAPITAL         BILLED
-------------------------                -------       --------       -----------        ------
                                         457-1         457-2          457-3

The Southern Company                      22,083          3,683            305            26,071

Alabama Power Company                    161,597         31,786          1,179           194,562

Georgia Power Company                    209,011         40,007          2,201           251,219

Gulf Power Company                        32,194          6,617            239            39,050

Mississippi Power Company                 34,861          7,647            243            42,751

Savannah Electric & Power Co.             11,806          2,775            106            14,687

Southern Communication
  Services, Inc.                          23,984            990             99            25,073

Southern Company Energy
  Solutions, Inc.                         12,817          3,677             74            16,568

Southern Electric Generating Co.           1,110            398              4             1,512

Southern Electric Railroad Company           612            280             (1)              891

Southern Energy, Inc.                     11,323          3,722            184            15,229

Southern Nuclear Operating Co.            65,112         15,045            207            80,364

Southern Telecom, Inc.                       999            149              2             1,150
                                         -------        -------          -----           -------


          TOTAL                          587,509        116,776          4,842           709,127
                                         =======        =======          =====           =======




                                                                                                                           22
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                               -------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

                                               DIRECT       INDIRECT     COMPENSATION                        EXCESS     TOTAL
                                               COSTS         COSTS         FOR USE            TOTAL            OR       AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY   BILLED
----------------------------                  -------       -------      --------------       -----        ----------   --------
                                               458-1         458-2          458-3                            458-4

Department of Energy (DOE)                     $23,643        $2,228           $(1)         $25,870            $ 0      $25,870
Electric Power Research Institute                1,466           285             5            1,756              0        1,756
Westinghouse Electric Corp.                         16             5             0               21              0           21
APC Credit Union                                    31             0             0               31              0           31
Assoc. of Edison Illuminating Co.                    6             0             0                6              0            6
Motorola                                             7             0             0                7              0            7
Gulf Power Credit Union                             14             0             0               14              0           14
Asplundh                                             5             0             0                5              0            5
AT & T                                              12             0             0               12              0           12
ALLTEL                                               6             0             0                6              0            6
DeltaCom                                            20             0             0               20              0           20
MCI                                                 18             0             0               18              0           18
North American Electric Reliability Council         20            11             1               32              0           32
Oak Ridge Laboratory                                30             2             0               32              0           32
Geothermal Heat Pump Consortium                    114            12             1              127              0          127
Bankers Trust Company (Southern
  System Master Retirement Trust)                  642             0             0              642              0          642
Metro Atlanta Host Committee                       354            40             3              397              0          397
GEAC Computer System                               415             0             0              415              0          415
Phillips Electronics                                41             0             0               41              0           41
Crawford & Co.                                      82             0             0               82              0           82
GE Capital                                         144             0             0              144              0          144
Onyx Technologies                                    7             0             0                7              0            7
FP&L; JEA; Tallahassee, FPC                      1,955            51             1            2,007              0        2,007
Alabama Electric Cooperative, Inc.                   5             3             0                8              0            8
Municipal Electric Authority of GA                   8             3             0               11              0           11
Oglethorpe Power Corporation                     3,693             7             0            3,700              0        3,700
Southeastern Electric Reliability
  Council                                           57             0             0               57              0           57
Morgan Stanley                                       2             5             0                7              0            7
Other (13 items less than $5,000)                   29            10             1               40              0           40
                                               -------        ------           ---          -------             --      -------

     TOTAL                                     $32,842        $2,662           $11          $35,515             $0      $35,515
                                               =======        ======           ===          =======             ==      =======





                                                                                                                 22A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                             ----------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

 Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development

 Facility/hot gas System Development Facility/hot gas cleanup project. Cleanup of Liquefaction project main site.

 Electric Power Research Institute - GNOCIS demonstrations, ash in agriculture and land reclamation; catalyst test facility; NOX reduction and performance; evaluation of fly ash; CFD modeling;
 USABC; flywheel evaluation; MGP ROAM modeling; multimedia diesel cleanup; electrokinetic remediation;
 phytoremediation of arsenic contaminated soil; and  bulk transmission system reliability evaluation.

 Westinghouse - Subcontracts for the research and design of components of nuclear reactors.

 APC Credit Union, Edison Illuminating Co., Motorola, Gulf Credit Union, Asplundh - Telecommunication services.

 AT&T, ALLTEL, DeltaCom, MCI - Telecommunication services related to fiber optics.

 North American Electric Reliability Council - Development of Software.

 Oak Ridge Laboratory, Geothermal Heat Pump Consortium - Marketing Services and Marketing Research.

 Bankers Trust Co. (Southern System Master Retirement Trust) - Management and administration of Pension Fund for Southern Company.

 Metro Atlanta Host Committee - Planning committee for Super Bowl 2000.

 GEAC Computer Systems, Philips Electronics, Crawford & Co., GE Capital, Onyx Technologies - O&M sublease expense at Perimeter
 Center East buildings.

 FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreements.

 Ala. Electric Coop,  MEAG - Southeastern Electric Reliability Council (SERC) security coordinator.

 Oglethorpe Power - Transmission Planning Operations (TPO) scheduling fees and SERC security coordinator.

 Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.

 Morgan Stanley - Transmission impact studies.






                                                                                                                     23

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                                  ------------

                         ANALYSIS OF CHARGES FOR SERVICE
                         -------------------------------
                      ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                    ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                    -------------------------     ----------------------------      -------------------------
                                    DIRECT   INDIRECT             DIRECT  INDIRECT                  DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST      COST      TOTAL     COST     COST        TOTAL        COST       COST      TOTAL
--------------------               -------   --------   -----     ------- --------     -----        ------    --------   ------
TOTAL


920   SALARIES AND WAGES         $214,469    $41,755   $256,224   $ 6,507   $  219     $ 6,726    $220,976  $ 41,974     $262,950
921   OFFICE SUPPLIES & EXPENSES   81,017     16,642     97,659     6,371        7       6,378      87,388    16,649      104,037
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT             -          -          -         -        -           -           -         -             -
923   OUTSIDE SERVICES EMPLOYED   161,992     15,822    177,814    14,426        1      14,427     176,418    15,823      192,241
924   PROPERTY INSURANCE              224        345        569       156      -           156         380       345          725
925   INJURIES AND DAMAGES            -           81         81       -        -           -           -          81           81
926   EMPLOYEE PENSIONS
       & BENEFITS                   3,093     19,425     22,518         1      311         312       3,094    19,736       22,830
928   REGULATORY COMMISSION
       EXPENSE                        143        -          143       -        -           -           143       -            143
930.1 GENERAL ADVERTISING
       EXPENSES                        -          -          -         -        -           -           -         -           -
930.2 MISCELLANEOUS GENERAL
       EXPENSES                    44,599    (17,704)    26,895     4,744    1,573       6,317      49,343   (16,131)      33,212
931   RENTS                        49,898     15,766     65,664        51       54         105      49,949    15,820       65,769
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT               27,005      4,272     31,277       582       38         620      27,587     4,310       31,897
403   DEPRECIATION & AMORTIZATION
       EXPENSE                     10,157      5,638     15,795         4       48          52      10,161     5,686       15,847
408   TAXES OTHER THAN INCOME
       TAXES                        3,089     13,506     16,595       -        411         411       3,089    13,917       17,006
409   INCOME TAXES                      3         43         46       -        -           -             3        43           46
410   PROVISION FOR DEFERRED
       INCOME TAXES                   -          -          -         -        -           -           -         -             -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT            -          -          -         -        -           -           -         -             -
411.5 INVESTMENT TAX CREDIT           -          -          -         -        -           -           -         -             -
426.1 DONATIONS                       159      1,185      1,344       -        -           -           159     1,185        1,344
                                   ------     ------     ------     ------    -----      ------     -------   -------      -------
        SUBTOTAL EXPENSES =        595,848   116,776     712,624    32,842    2,662      35,504     628,690   119,438      748,128

                                                                                                                   23A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                                  ------------
                         ANALYSIS OF CHARGES FOR SERVICE
                         -------------------------------
                      ASSOCIATE AND NONASSOCIATE COMPANIES


                                    ASSOCIATE COMPANY CHARGES         NONASSOCIATE COMPANY CHARGES       TOTAL CHARGES FOR SERVICE
                                    -------------------------         ---------------------------        --------------------------
                                    DIRECT     INDIRECT               DIRECT     INDIRECT                 DIRECT    INDIRECT
DESCRIPTION OF ITEMS                 COST        COST       TOTAL      COST        COST        TOTAL      COST       COST    TOTAL
--------------------                --------   -----------  -----     --------   -----------   -----     ------    --------  -----


427   INTEREST ON LONG-TERM DEBT         -          -        3,726        -           -          11           -         -     3,737
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES               -          -          683        -           -           -           -         -       683
431   OTHER INTEREST EXPENSE             -          -          433        -           -           -           -         -       433
                                    -------    -------     -------   -------      ------     ------      -------   -------   ------
        TOTAL EXPENSES =            595,848    116,776     717,466    32,842       2,662     35,515      628,690   119,438  752,981
421   MISCELLANEOUS GAIN             (8,339)        -       (8,339)       -           -          -        (8,339)       -    (8,339)
                                   --------   --------    --------   -------      ------    -------     --------  --------  -------
        TOTAL COST OF SERVICE =    $587,509   $116,776    $709,127   $32,842      $2,662    $35,515     $620,351  $119,438 $744,642
                                   ========   ========    ========   =======      ======    =======     ========  ======== ========





                                                                                                                           24
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                                  -------------
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                       ----------------------------------
                         DEPARTMENT OR SERVICE FUNCTION
                         ------------------------------

INSTRUCTION:   Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform
               System Account)                                                                          --------------------------
               --------------

                                                                     DEPARTMENT OR SERVICE FUNCTION

                                                                              Finance                       Human
                                           Total                                and        Governmental  Resources and   Information
                                           Amount   Engineering   Executive   Accounting   Affairs      Administration   Resources
DESCRIPTION OF ITEMS                       ------   ----------    --------    ---------   -----------   -------------    ---------
--------------------

920    SALARIES AND WAGES                  $262,950   $59,894    $ 5,392      $18,621      $ 1,537       $20,126         $ 75,129
921    OFFICE SUPPLIES AND EXPENSES         104,037    10,978      2,502        4,965          465         5,498           52,736
923    OUTSIDE SERVICES EMPLOYED            192,241    31,290     32,334       11,081        1,761         8,961           42,608
924    PROPERTY INSURANCE                       725        77          4           22            1            27              111
925    INJURIES AND DAMAGES                      81        19          1            5          -               6               27
926    EMPLOYEE PENSIONS & BENEFITS          22,830     4,861        532        1,574          111         1,795            6,180
928    REGULATORY COMMISSION EXPENSE            143       -          -            -            -             -                -
930.2  MISCELLANEOUS GENERAL EXPENSES        33,212     2,991      3,400         (501)         511         4,123            7,795
931    RENTS                                 65,769     2,646        785          894           26         1,027           50,345
932    MAINTENANCE OF STRUCTURES & EQUIP     31,897     1,720      2,481          349           17           818           18,752
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                             15,847     1,776        696          561          167           497            7,020
408    TAXES OTHER THAN INCOME TAXES         17,006     4,019        137        1,060           53         1,286            5,299
409    INCOME TAXES                              46       -          -              3          -             -                -
426.1  DONATIONS                              1,344       -           58            1          114            12              -
427    INTEREST ON LONG-TERM DEBT             3,737       113        283          507           (2)          410            1,176
430    INTEREST ON DEBT TO ASSOCIATE CO.        683        63         38           17            2            28              307
431    OTHER INTEREST EXPENSE                   433         7          7            2          -               2               49
                                           --------  --------     ------      -------      ------        -------         --------
         TOTAL EXPENSES                     752,981   120,454     48,650       39,158        4,763        44,616          267,534
421    MISCELLANEOUS LOSS                    (8,339)     (889)     (776)        (625)         (76)         (712)          (2,852)
                                           --------  ---------    ------      -------       ------       -------         --------


       TOTAL COSTS                         $744,642  $119,565     $47,874     $38,533       $4,687       $43,904         $264,682
                                           ========  ========     =======     =======       ======       =======         ========





                                                                                                                               25
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                                  --------------
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                       -----------------------------------
                         DEPARTMENT OR SERVICE FUNCTION
                         ------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
                         ------------------------------
                              Planning                                  Research and
ACCOUNT       Internal     Market Research                   Public     Environmental     System       Administrative   External
NUMBER          Audit        and Support     Production    Relations       Affairs        Aircraft        and General   Affairs
------        -------      ---------------   ----------    ---------    -------------     --------     --------------   -------

   920        $6,043          $10,368        $45,148        $ 2,325       $ 8,227        $3,052           $ 1,812      $ 5,276
   921         1,221            3,360          6,624          2,391         7,622           870             1,949        2,856
   923           983           30,153          7,411          1,227        29,644           146            (8,546)       3,188
   924             8               14             49              3           166             4               234            5
   925             2                4             12              1             2             1               -              1
   926           564            1,063          3,732            201           642           289               892          394
   928           -                -              -              -             -             -                 143          -
   930.2         849            3,567          2,064            910           859           120             5,420        1,104
   931           420              404          2,157            206           190           620             5,690          359
   932            83              240          1,012             63            54         4,422             1,751          135
   403           103              576          2,257            171           100         1,239               528          156
   408           390              679          2,628            144           524           217               376          194
   409           -                -              -              -             -             -                  46          -
   426.1         -                -               20            621           -             -                 127          391
   427            91               79            182            119           (12)         (176)              762          205
   430             5               30             65              4             8           112               -              4
   431             1                5             12            -               1            12               334            1
             -------          -------        -------         ------       -------       -------           -------      -------
Expenses      10,763           50,542         73,373          8,386        48,027        10,928            11,518       14,269
   421          (172)            (806)          (524)          (134)          (355)          (6)             (184)        (228)
             -------          -------        -------         ------       --------      -------           -------      -------

TOTAL COSTS  $10,591          $49,736        $72,849         $8,252       $47,672       $10,922           $11,334      $14,041
             =======          =======        =======         ======       =======       =======           =======      =======


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------

                                   ACCOUNT 920

                                  DEPARTMENTAL SALARY EXPENSE
                           ---------------------------------------

NAME OF DEPARTMENT                   INCLUDED IN AMOUNTS BILLED TO    PERSONNEL
------------------                   ------------------------------   ---------
Indicate each department    TOTAL    PARENT      OTHER          NON      END OF
or service function         AMOUNT   COMPANY   ASSOCIATES    ASSOCIATES   YEAR
                            ------   -------   ----------    ----------   -----

Engineering                59,894        1        58,630       1,263        766

Executive                   5,392      862         4,356         174         13

Finance & Accounting       18,621    2,068        16,069         484        184

Governmental Affairs        1,537      515         1,022         -            8

Human Resources & Admin.   20,126       53        20,023          50        262

Information Resources      75,129      208        74,668         253      1,132

Internal Auditing           6,043      303         5,740         -           67

Planning Marketing
 Research & Support        10,368      200        10,168         -           71

Production                 45,148       36        44,728         384        476

Public Relations            2,325    1,110         1,215         -           37

Research & Environmental
 Affairs                    8,227        1         4,206       4,020         99

System Aircraft             3,052      366         2,686         -           47

External Affairs            5,276    1,427         3,849         -           66

Administrative & General    1,812    1,353           361          98        -
                          -------    -----       -------       -----      -----


      TOTAL               262,950    8,503       247,721       6,726      3,228
                          =======    =====       =======       =====      =====

27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                   ELATIONSHIP
                                                   A"=ASSOCIATE
                                  DESCRIPTION OF   NA"= NON
FROM WHOM PURCHASED               LARGEST INVOICE  ASSOCIATE           AMOUNT
-------------------               ---------------  ------------        ------
Legal Services
Akin, Gump, Strauss,
  Hauer & Feld                    Legal Services         NA              360
Balch & Bingham                   Legal Services         NA            2,088
Hunton & Williams                 Legal Services         NA              249
King & Spalding                   Legal Services         NA              356
McDermott, Will & Emery           Legal Services         NA              387
Troutman, Sanders                 Legal Services         NA            2,025


Twenty-One Other Items Less
    than $100,000                                        NA              403
                                                                      ------
                                                                       5,868
                                                                      ------

Auditing Service
----------------
Arthur Andersen LLP               Audit Services         NA            1,181

Two Other Items Less
    than $100,000                                        NA               57
                                                                      ------
                                                                       1,238
                                                                      ------
(Continued on Page 27A)


                                                                                    27A



                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one
                  payee and included within one subaccount is less than
                  $100,000, only the aggregate number and amount of all
                  such payments included within the subaccount need be
                  shown. Provide a subtotal for each type of service.


                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
                            DESCRIPTION OF                      "NA"= NON
FROM WHOM PURCHASED          LARGEST INVOICE                     ASSOCIATE         AMOUNT
-------------------          --------------                     -------------      -------

Engineering Services
ABB C-E Services, Inc.       ontract Engineering Serv.                  NA            225
Atlanta Technical Support    ontract Engineering Serv.                  NA            142
BE&K Engineering Co.         ontract Engineering Serv.                  NA         10,483
Bechtel Power Corp.          ontract Engineers-Constructors             NA          5,461
Foster Wheeler USA Corp.     ower Systems Development-DOE               NA            438
Hamon Corporation            ontract Engineering Serv.                  NA            249
Industrial Services
    of Mobile                ontract Engineering Serv.                  NA          3,934
The M.W. Kellogg Co.         ontract Engineering Serv.                  NA            410
Southern Co. Energy
    Solutions                ower Systems Development-DOE               A             264
Southern Research Institute  ower Systems Development-DOE               NA            968
United Dynamics Corp.        ontract Engineering Serv.                  NA            138
Westinghouse Electric Corp.  ontract Engineering Serv.                  NA            386


One Hundred-Seven Other Items
    Less than $100,000                                                              1,524
                                                                                   ------

                                                                                   24,622
                                                                                   ------

(Continued on Page 27B)



27B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one
                  payee and included within one subaccount is less than
                  $100,000, only the aggregate number and amount of all
                  such payments included within the subaccount need be
                  shown. Provide a subtotal for each type of service.


                                                                         RELATIONSHIP
                                                                         "A"=ASSOCIATE
                                          DESCRIPTION OF                 "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                 ASSOCIATE             AMOUNT
-------------------                       ---------------                -------------          ------

Other Services
--------------

Acxiom Corp.                              Market Research Services                   NA            175
ADECCO Services                           Temporary Services                         NA          6,917
Airflow Sciences Corp.                    Consulting Services                        NA            139
Alabama Power Company                     Consulting Services                        A          10,451
Alpha-Omega Power
    Technologies                          Consulting Services                        NA            190
America's Registry, Inc.                  Systems Development                        NA            586
Andersen Consulting LLP                   Consulting Services                        NA         16,476
Ann Randazzo                              Consulting Services                        NA            115
Aon Consulting                            Consulting Services                        NA            343
Application Tech. Serv.                   Consulting Services                        NA            240
Argenbright Security, Inc.                Security Services                          NA            179
Arthur Andersen LLP                       Consulting Services                        NA          1,427
Barbour, Griffith & Rogers                Consulting Services                        NA            252
Bellcore                                  Consulting Services                        NA            280
Blankenship & Seay
    Consulting                            Consulting Services                        NA            104
Browning-Ferris Industries                Soil Remediation Services                  NA            384
Caddell Construction Co.                  Erection Services                          NA          3,399
Cambridge Tech. Partners                  Software Consulting                        NA            498
Charles Rose Consultants                  Coal Assessment Services                   NA            249
Chicago Interface Group                   Consulting Services                        NA            336
Citicorp Securities, Inc.                 Financial Services                         NA            134
Compass America, Inc.                     Consulting Services                        NA            120
Comprehensive Computer
  Consulting                              Consulting Services                        NA         14,084
Computer Associates
    International                         Software Consulting                        NA            133
Comsys, Inc.                              Programming Services                       NA            680
Consumermetrics, Inc.                     Consulting Services                        NA            791
Credit Suisse First
    Boston Corp                           Banking Services                           NA            705
Custom Contract Programming               Contract Programming                       NA            148
Dataplex Corporation                      Microfiche Production                      NA            130
Deloitte & Touche LLP                     Consulting Services                        NA          1,011


(Continued on page 27C)



                                                                                         27C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:   Provide a breakdown by subaccount of outside services
                employed. If the aggregate amounts paid to any one
                payee and included within one subaccount is less than
                $100,000, only the aggregate number and amount of all
                such payments included within the subaccount need be
                shown. Provide a subtotal for each type of service.


                                                                         RELATIONSHIP
                                                                         "A"=ASSOCIATE
                                          DESCRIPTION OF                 "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                 ASSOCIATE             AMOUNT
-------------------                       ---------------                -------------          -------

Dependable PC Consulting                  Consulting Services                       NA            104
DMR Consulting Group                      Contract Programming                      NA            248
DNA Communications LLC                    Consulting Services                       NA            648
Docucorp International                    Programming Services                      NA          2,043
Dove Associates Inc.                      Consulting Services                       NA            104
Dun & Bradstreet                          Marketing Services                        NA            458
Electric Power Research
    Institute                             Research and Development                  NA            940
Electrokinetics, Inc.                     Consulting Services                       NA            218
Elrick & Lavidge, Inc.                    Survey Services                           NA            107
Energy Research Group, Inc                Consulting Services                       NA            138
EQE, Inc.                                 Consulting Services                       NA            165
Equifax Credit Info. Serv.                Credit Information Services               NA            199
Ernst & Young                             Consulting Services                       NA            125
Ferguson Harbour Inc.                     Soil Remediation Services                 NA          1,119
Form Maker Software, Inc.                 Software Services                         NA            120
Gartner Group, Inc.                       Research Services                         NA            130
GE Capital                                Software Services                         NA            122
GE Harris Energy Systems                  Energy Management Services                NA            326
Georgia Power Company                     Project Support                           A           9,568
Gulf Electric Company
    Inc. of Mobile                        Consulting Services                       NA            119
Gulf Power Company                        Project Support                           A           1,286
H. E. Cauthen                             Consulting Services                       NA            100
Hewitt Associates                         Personnel Services                        NA          4,445
Hogan & Hartson                           Consulting Services                       NA            237
Houston Advanced Research
    Center                                Research Services                         NA            613
Inacom Information Systems                Systems Support                           NA            213
Installshield Software Corp.              Software Services                         NA            105
Intelligent Mgt. Solutions                Consulting Services                       NA            108
International Bus. Machine                Consulting Services                       NA         27,035
J. P. Morgan Securities,Inc.              Financial Services                        NA            454
James W. Rock                             Consulting Services                       NA            107
Keith Bissell                             Consulting Services                       NA            150
KPS Group, Inc.                           Architectural Services                    NA            121
Lai Worldwide                             Staffing Services                         NA            192
Lehman Brothers                           Financial Services                        NA            145


(Continued on page 27D)






27D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one
                   payee and included within one subaccount is less than
                   $100,000, only the aggregate number and amount of all
                   such payments included within the subaccount need be
                   shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE           AMOUNT
-------------------                       ---------------                       -------------        -------


M/A/R/C Inc.                              Market Research Service                        NA            201
Magi-Ware, Inc.                           Programming Services                           NA            125
Marketing & Planning Sys                  System Development                             NA          1,418
Marketpower, Inc.                         Marketing Services                             NA            334
Marketpro                                 Marketing Services                             NA            150
Marketry                                  Market Research Services                       NA            212
Matrix Resources, Inc.                    Consulting Services                            NA            313
Maxim Group                               Programming Services                           NA            171
Merrill Lynch Asset
  Management                              Financial Services                             NA          1,031
Merrill Lynch Pierce,
  Fenner & Smith                          Financial Services                             NA            224
Merrill Lynch Trust Co.                   Financial Services                             NA            850
Metamor Information Tech.                 Information Technology Services                NA            213
Microsoft Enterprise Serv                 Consulting Resources                           NA            448
Mintel Communications, Inc.               Contract Programming                           NA            280
Mississippi Power Co.                     Project Support                                A             252
Mobile Data Solutions                     Consulting Services                            NA            168
New Harbor, Inc.                          Financial Services                             NA            937
Nordeman Grimm, Inc.                      Consulting Services                            NA            393
Oracle Corporation                        Software Technical Support                     NA            134
Paine Webber                              Consulting Services                            NA            433
Pine Rock Productions                     Training Services                              NA            864
Platinum Technology                       Software Consulting Services                   NA            327
Professional Diversified
    Service                               Consulting Services                            NA            154
Quantum Consulting, Inc.                  Consulting Services                            NA            124
Red Mountain Construction                 Construction Services                          NA          1,461
Regional Economic
  Research                                Consulting Services                            NA            879
Robert Cobb                               Consulting Services                            NA            100
Root Learning, Inc.                       Consulting Services                            NA            324
Sapient Corp.                             Energy Management Services                     NA            516
Savannah Electric & Power                 Project Support                                A             299
Sawyer & Associates, Inc.                 Contract Programming                           NA            215
Scott, Madden & Assoc., Inc.              Consulting Services                            NA          2,833
Shoreline Utility Advisors                Consulting Services                            NA            460


(Continued on page 27E)





27E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 1998
                                         -----------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:   Provide a breakdown by subaccount of outside services
                employed. If the aggregate amounts paid to any one
                payee and included within one subaccount is less than
                $100,000, only the aggregate number and amount of all
                such payments included within the subaccount need be
                shown. Provide a subtotal for each type of service.

                                                                         RELATIONSHIP
                                                                         "A"=ASSOCIATE
                                   DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                LARGEST INVOICE                        ASSOCIATE       AMOUNT
-------------------                ----------------                      -------------    ------
Soft Switching Technologies        Environmental Studies                       NA            476
Software Spectrum                  Software Upgrade Services                   NA            185
Southern Company
  Energy Solutions, Inc.           Project Support                             A             417
Southern Energy
    Constructors Inc.              Erection Services                           NA          2,936
Southern Energy, Inc.              Project Support                             A             466
Southern Nuclear                   Project Support                             A             107
Southern Research Institute        Consulting Services                         NA            261
SPEC Group Holdings, Inc.          Personnel Services                          NA            438
Sprint Paranet, Inc.               Contract Programming                        NA          2,069
Standard & Poor's Corp.            Financial Services                          NA            127
Stern Stewart Management           Financial Services                          NA          1,203
Sunbelt Builders, Inc.             Erection Services                           NA            130
Sunbelt Resources, Inc.            Soil Remediation Services                   NA            160
Suntrust Bank                      Banking Services                            NA            127
Synet Services Corp.               Contract Programming                        NA            311
Systems Applications Intl          Consulting Services                         NA            638
TATA Consultancy Services          Systems Support                             NA          4,015
The Economics Resource
    Group, Inc.                    Consulting Services                         NA            565
The Hawthorn Group                 Survey Services                             NA          1,708
The Smith-Free Group               Consulting Services                         NA            181
The University of Alabama          Environmental Studies                       NA            134
Towers Perrin                      Survey Services                             NA            215
TQS Research, Inc.                 Market Research Studies                     NA            102
UGA Research Foundation            Environmental Studies                       NA            127
Utilities International,Inc.       Consulting Services                         NA            331
W.G. Yates & Sons
    Construction                   Erection Services                           NA            446



    1,219 Other Items Less Than $100,000                                       NA         12,807
                                                                                         -------
                                                                                         160,513
                                                                                         -------
                                                                                         192,241
                                                                                         =======







28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------

                                   ACCOUNT 926

INSTRUCTIONS:   Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be
                limited to $25,000.


DESCRIPTION                                                          AMOUNT
-----------                                                          ------

Pensions                                                          $ (3,080)

Early Retirement Benefits                                              623

Flexible Credit Benefits - Company Contributions                      9,830

Post Retirement Medical Benefits                                      5,014

Post Retirement Life Benefits                                         2,188

Educational Assistance Plan                                             157

Minority Scholarship Program                                             22

Employee Savings Plan/ESOP - Company Contribution                     7,539

Employee Health and Physical Examinations                                69

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                     468
                                                                    -------
    TOTAL                                                           $22,830
                                                                    =======




                                                                             29


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES
                           ---------------------------
                                  ACCOUNT 930.1


INSTRUCTIONS:    Provide a listing of the amount included in Account 930.1,
                "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount  applicable thereto.

DESCRIPTION      NAME OF PAYEE                              AMOUNT
-----------      -------------                              ------
NOT APPLICABLE






30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------

                                  ACCOUNT 930.2


INSTRUCTIONS:     Provide a list of the amount included in Account 930.2,
                  "Miscellaneous General Expenses", classifying the items
                  according to their nature.  Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act,
                  as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b)
                  (2) shall be separately classified.


DESCRIPTION                                                      AMOUNT
-----------                                                      ------

Employee Training                                                 7,686

Expenses of SCS Employees Located at Operating Co.               16,645

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                          6,074

Dues and Memberships                                              1,455

Recruiting, Interviewing, & Placement
  of Employees                                                      522

Corporate Moving Expenses                                          (348)

Other General Expenses                                             1,178
                                                                  ------
    TOTAL                                                         33,212
                                                                  ======



                                                                           31

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                      RENTS
                                      ------

                                   ACCOUNT 931


INSTRUCTIONS:   Provide a listing of the amount included in Account 931,
                "Rents", classifying such expenses by major groupings of
                property, as defined in the account definition of the Uniform
                System of Accounts.


DESCRIPTION                                                       AMOUNT
-----------                                                       ------

Office Rents                                                     $20,067

Computer and Other Data Processing Equipment Rental               39,690

Software Rental                                                    3,881

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)            2,131
                                                                 -------

    TOTAL                                                        $65,769
                                                                 =======



                                                                          32


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES
                          ----------------------------

                                   ACCOUNT 408

INSTRUCTIONS:    Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes".  Separate the analysis into two groups: (1) other than
                 U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts
                 thereof.  Provide a subtotal for each class of tax.


KIND OF TAX                                                  AMOUNT
-----------                                                  ------


Other Than U.S. Government Taxes

    State Unemployment                                          197

    City/Business License Tax                                     4

    Property and Other City and State                           892
                                                            -------

         Subtotal - Other                                     1,093
                                                            -------


U.S. Government Taxes

    Federal Insurance Contributions Act                      15,694

    Federal Unemployment                                        219
                                                            -------

         Subtotal - U.S. Government                          15,913
                                                            -------

    TOTAL                                                    17,006
                                                            =======









33
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------
                                  ACCOUNT 426.1


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                              PURPOSE OF DONATION     AMOUNT
-----------------                              -------------------     ------

Alley Theater                                  Civic & Charitable          3
American Academy in Berlin                     Civic & Charitable         60
American Jewish Committee                      Civic & Charitable          5
American Legislative Exchange Council          Support of Program          5
Americans for Fair Taxation                    Civic & Charitable         50
Andrade/Faxon Charities for Children           Civic & Charitable          6
Atlanta Ballet                                 Civic & Charitable          5
Atlanta Chamber of Commerce                    Civic & Charitable         13
Auburn University Foundation                   Educational Matching        8
Birmingham Area Chamber of Commerce
    Foundation                                 Civic & Charitable         12
Birmingham Festival of Arts                    Civic & Charitable          5
Boy Scouts of America                          Civic & Charitable          9
Business Institute for Political Analysis      Support of Program          5
Cahaba Girl Scouts                             Civic & Charitable         18
Callanwolde Fine Arts Center                   Civic & Charitable          5
Childkind, Inc.                                Civic & Charitable          4
Children's Hospital of Alabama                 Civic & Charitable          4
Christina's Smile                              Civic & Charitable          5
Compass                                        Civic & Charitable        100
Egleston Children's Hospital                   Civic & Charitable         15
Engineering Council of Birmingham, Inc.        Civic & Charitable          3
Environmental Literacy Council                 Civic & Charitable          6
Foundation for Student Communication           Civic & Charitable          5
Georgia Business Forum, Inc.                   Civic & Charitable          4
Georgia Institute of Technology                Educational Matching       14
Georgia State University                       Educational Matching        4
Georgia State University Educational
    Foundation, Inc.                           Civic & Charitable          3
Georgia Tech Foundation, Inc.                  Civic & Charitable          3
Georgia Youth Science & Technology
    Center                                     Civic & Charitable         15
Global Climate Coalition                       Support of Program         50
Gresham Middle School                          Civic & Charitable          4
Helene Erickson Scholarship Fund               Civic & Charitable         10
Houston Grand Opera                            Civic & Charitable         15
International Services of Atlanta              Civic & Charitable          5
Junior Achievement of Greater Birmingham       Civic & Charitable          9
Kennedy Center                                 Civic & Charitable          8
March of Dimes                                 Civic & Charitable         11
National Engineers Week                        Civic & Charitable          5
National Guard Association of Georgia          Civic & Charitable          5
National Republican Comm. Building Fund        Support of Program        100
National Society of Professional Engineers     Civic & Charitable          5
No on Proposition 9                            Support of Program         50
Opportunity XXI                                Civic & Charitable         10
Options, Inc.                                  Civic & Charitable          5
Prevent Blindness Georgia                      Civic & Charitable          9




                                                                        33A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------

                                  ACCOUNT 426.1

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT                               PURPOSE OF DONATION      AMOUNT
------------------                              -------------------      ------
Public Affairs Council                          Civic & Charitable            3
Sheryl W. Czepluch Memorial Fund                Civic & Charitable           13
Small Steps Nuturing Center                     Civic & Charitable            5
Smithsonian Institute                           Civic & Charitable           25
Southeastern Legal Foundation, Inc.             Civic & Charitable           25
Southern Center for International Studies       Civic & Charitable            5
Southern Christian Leadership Conference        Civic & Charitable           15
Southern Governors' Association                 Support of Program            5
Southern Legislative Conference                 Support of Program           10
Southern Republican Leadership Conference       Conference Meeting Expenses* 25
Southern States Energy Board                    Support of Program            3
Taste of the South                              Support of Program           15
Tennessee Technological University              Civic & Charitable            3
The 1998 Africare Bishop Walker Committee       Civic & Charitable           10
The Aspen Institute                             Civic & Charitable            5
The Bill Emerson Group Charities                Civic & Charitable            3
The Jefferson Islands Club                      Support of Program            5
The Progress & Freedom Foundation               Civic & Charitable           25
The University of Texas                         Civic & Charitable            8
Trustees of the University Pennsylvania         Civic & Charitable           10
TVA Watch Group                                 Support of Program           36
United Negro College Fund                       Civic & Charitable            7
United Way of Central Birmingham                Civic & Charitable          109
University of Alabama                           Educational Matching         11
University of Alabama at Birmingham             Civic & Charitable            6
University of Georgia                           Civic & Charitable            4
World Trade Center of Atlanta                   Civic & Charitable           25
Zoo Atlanta                                     Civic & Charitable          125
Zoo Friends of Houston, Inc.                    Civic & Charitable            3


64  Other Items (Less than $3,000)              Civic & Charitable           72

76  Other Items (Less than $3,000)              Employee Matching Gift       30

2   Other Items (Less than $3,000)              Support of Program            3
                                                                          -----

    TOTAL                                                                 1,344
                                                                          =====
*Conference organizer indicates that funds in excess of meeting expenses were transferred to Mississippi Republican Party Building Fund.





34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS
                                ----------------

                                  ACCOUNT 426.5


INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions", classifying such expenses according
                   to their nature.


DESCRIPTION                             NAME OF PAYEE                   AMOUNT
-----------                             -------------                   ------


NOT APPLICABLE


                                                                         35

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                 SCHEDULE XVIII
                                 ---------------

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:      The space below is provided for important notes
                   regarding the statement of income or any account
                   thereof. Furnish particulars as to any significant
                   increase in services rendered or expenses incurred
                   during the year. Notes relating to financial
                   statements shown elsewhere in this report may be
                   indicated here by reference.


See Notes to Financial Statements on Page 19






36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 1998
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE XIX
                                  ------------

                             FINANCIAL DATA SCHEDULE




    Net Service Company Property                                     109,468
    Total Investments                                                  2,354
    Total Current and Accrued Assets                                 185,367
    Total Deferred Debits                                             15,472
    Balancing Amount for Total Assets and Other Debits                   -
    Total Assets and Other Debits                                    312,661
    Total Proprietary Capital                                            875
    Total Long-Term Debt                                              33,295
    Notes Payable                                                      2,726
    Notes Payable to Associate Companies                                 -
    Balancing Amount for Total Current and Accrued
      Liabilities                                                    189,231
    Total Deferred Credits                                            86,534
    Accumulated Deferred Income Tax Credits                              -
    Total Liabilities and Proprietary Capital                        312,661
    Services Rendered to Associate Companies                         709,127
    Services Rendered to Nonassociate Companies                       35,515
    Miscellaneous Income or Loss                                       8,339
    Total Income                                                     752,981
    Salaries and Wages                                               262,950
    Employee Pensions and Benefits                                    22,830
    Balancing Amount for Total Expenses                              467,201
    Total Expenses                                                   752,981
    Net Income (Loss)                                                    -
    Total Cost of Service (Direct Costs)                             620,351
    Total Cost of Service (Indirect Costs)                           119,438
    Total Cost of Service (Total)                                    744,642
    Number of Personnel End of Year                                    3,228











                                                                                                                           37
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                            Chairman, President & CEO
                                Southern Company



President       President      Sr. VP-Human   Exec. VP-       Sr. VP-        Sr. VP-        Director   Exec. VP-       Sr. VP &
& CEO           Southern Co.   Resources(1)   Chief           External       Civic/         Internal   Finance,(2)     General
SCS             Generation(2)                 Marketing       Affairs(2)     Community      Auditing   Treasurer       Counsel(2)
                                              Officer(2)                     Affairs(2)     (1)


Sr. VP-         Exec. VP                      VP Market-       VP Corp.
Transmission    Engineering                   ing & New        Communica-                               VP-Financial    VP-Corp.
Planning &                                    Business         tion(1)                                  Planning &      Secretary
Operations                                    Development                                               Analysis        & General
                                                                                                                        Counsel

Sr. VP-         VP Research &                                  VP Govern-                               Treasurer
Chief           Environmental                                  mental
Information     Affairs                                        Affairs
Officer

Sr. VP-         VP Procurement                                 VP Environ-                              Director
Comptroller     & Materials(1)                                 mental                                   Trust
& CFO                                                          Affairs                                  Finance

VPs Senior      VP Southern                                                                             Director
Production      Wholesale                                                                               Risk
Officers        Energy                                                                                  Management
(5 Positions)

                VP Generation
                Planning & Dev.

                VP Fuel
                Services



(1) Report to the President & CEO of Southern Company Services for SCS related matters only.
(2) Direct reports to Chairman, President & CEO of Southern Company.


38
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------

As of January 1, 1998, SCS began using statistics based on a single year (rather than a three-year rolling average) with a one-year lag; therefore, 1998 allocations were based on 1996 statistics.

     1.     Annual Operating Area Territorial Load Basis
            --------------------------------------------

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), was charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of Southern Company, defined as total energy generated plus energy received minus energy delivered.

     2.     Customer Basis
            --------------

            Each Client Operating Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its average number of customers is to the total average number of customers of Southern Company, other than SEGCO.

     3.     Employee Basis
            --------------

            Each Client Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its average number of employees is of the total average number of employees of all Client Companies, other than SEGCO. Employee groups not benefiting from the services are not included in the allocation.

     4.     Direct Billing Basis
            --------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable Service Company direct billings is to the total Service Company direct billings.

     5.     Financial Basis
            ---------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of Southern Company.

     6.     Fossil Fuel Generation Basis
            ----------------------------

            Each Client Operating Company was charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of Southern Company.

                                                                            38A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------


     7.     Fossil and Hydro Capacity Basis
            -------------------------------

            Each Client Company was charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for Southern Company.

     8.     Fossil Capacity Basis
            ---------------------

            Each Client Company was charged the factor determined by dividing the total fossil generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil generating capacity for Southern Company.

     9.     Insurance Premium Basis
            -----------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of Southern Company.

    10.     Number of Vehicles Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for Southern Company.

    11.     Salary Basis
            ------------

            Each client company was charged that percentage of the total Service Company charges to be distributed by this method which its amount of historical SCS billed labor is to the total SCS billed historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    12.     Southern System Basis  (Capitalization)
            ---------------------

            Each Client Company was charged for the charges to be distributed by this method in the ratio of such Client Company's total capitalization to the sum of the total capitalization of all Client Operating Companies.

38B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------


    13.     Personal Computers Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of PCs is to the total PCs for Southern Company.

    14.     Number of Officers and Directors
            --------------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of defined officers and directors is to the total for Southern Company.

    15.     Investment in Subsidiaries
            ---------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which the amount of investment made by Southern Company in the subsidiary is to the total investment for the Southern electric system. The amount of investment is defined as the total of common stock, paid-in common in excess of par, and other paid-in capital.

    16.     System Aircraft
            ----------------

            Passengers on system aircraft were charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares were allocated to all associate companies as an availability fee based on the number of executives at each company.

39

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1998
                                         -----------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
           ----------------------------------------------------------

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1998:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 1998, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 5.191% to 5.924%. Interest in the amount of $683,123.56 was accrued on The Southern Company borrowings and was billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and our service contracts.

In addition, as of December 31, 1998, Southern Company Services had long-term debt outstanding from various institutions in the amounts of $36,020,891.01. The interest rates on these borrowings ranged from 9.25% to 13.0%. Interest of $4,169,686.01 was accrued and billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.

The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                                 $  305,222.65
         Alabama Power Company                                 1,179,085.58
         Georgia Power Company                                 2,201,171.05
         Gulf Power Company                                      238,787.85
         Mississippi Power Company                               243,228.18
         Savannah Electric & Power Company                       106,159.73
         Southern Electric Generating Company                      3,751.37
         Southern Energy, Inc.                                   183,503.35
         Southern Nuclear Operating Company, Inc.                206,700.19
         Southern Company Energy Solutions, Inc.                  74,386.67
         Southern Communications Services, Inc.                   99,110.57
         Southern Electric Railroad Company                         (971.70)
         Southern Telecom Inc.                                     1,959.04
         Nonassociate                                             10,715.04
                                                              -------------
                                                              $4,852,809.57
                                                              =============

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1998











                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
              Utility Holding Company Act of 1935 and the rules and
              regulations of the Securities and Exchange Commission
               issued thereunder, the undersigned company has duly
              caused this report to be signed on its behalf by the
                 undersigned officer thereunto duly authorized.

                         Southern Company Services, Inc.
                         ------------------------------
                           (Name of Reporting Company)


                         By: /s/ W. Dean Hudson
                             ----------------------------
                            (Signature of Signing Officer)


                            W. Dean Hudson, Senior Vice President, Comptroller
                                  and Chief Financial Officer
                            -------------------------------------------------
                           (Printed Name and Title of Signing Officer)


                           Date:      April 28, 1999